Exhibit 99.1

Bitdeer Announces July 2025 Production and Operations Update

- Increased self-mining hashrate by 35% to 22.3 EH/s on continued deployment of SEALMINERs

- 159 MW energized in Bhutan and Norway; Rockdale, Texas Hydro-cooling conversion completed

SINGAPORE, August 13, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining, today announced its unaudited mining and operations updates for July 2025.

Operational Update

●	Self-mined Bitcoin: 282 Bitcoins, an increase of ~39% from June 2025 due to higher average self-mining hashrate from energization of SEALMINERs.

●	Mining Rig Manufacturing and R&D:

o	SEALMINER A1: 4.1 EH/s have been energized.

o	SEALMINER A2:

o	Total of 21.2 EH/s in mining rigs have been manufactured and an additional 0.4 EH/s are in final assembly as of end of July 2025.

o	Of the 21.2 EH/s mining rigs that have been manufactured:

●	External-sales: 5.9 EH/s of mining rigs have been shipped to external customers, including 0.6 EH/s that were shipped in July.

●	Self-mining:

●	10.2 EH/s of mining rigs have been deployed in U.S., Tydal, Norway and Jigmeling, Bhutan, including 5.6 EH/s in July 2025.

●	4.8 EH/s of mining rigs are in-transit to Bitdeer’s sites in Norway and Bhutan.

●	0.3 EH/s of mining rigs are being prepared for shipping.

o	SEALMINER A3:

o	In final stages of preparation for being mass production ready.

o	Machine level testing results meeting expectations.

o	Expected launch in September.

o	SEALMINER A4:

o	On track to achieve an expected chip efficiency of approximately 5 J/TH.

o	Planning two different chip designs of SEAL04 to ensure success.

o	U.S. Manufacturing: Bitdeer’s U.S. factory is actively in planning and preparation.

●	HPC/AI:

o	Entered into advanced negotiations with a development partner regarding our Clarington, Ohio site.

o	GPU cloud services powered by NVIDIA DGX SuperPOD nearly fully utilized driven by strong customer demand. NVL72 GB200 deployment is on track for Q3 2025 completion, with evaluation of deployment of NVL72 GB300 underway.

●	Hosting:

o	The hosted hashrate remained unchanged in July 2025.

●	Infrastructure:

o	Rockdale, Texas: 100 MW Hydro-cooling conversion has been fully energized.

o	Tydal, Norway (Hydro): 126 MW is online. The remaining 49 MW is expected to be energized by the end of Q3 2025.

o	Jigmeling, Bhutan: 235 MW is online, with the remaining 265 MW expected to be energized in phases by the end of Q3 2025.

o	Massillon, Ohio: 221 MW site is under construction and the full energization timeline has been adjusted to the end of Q1 2026. 21MW is expected to be energized by the end of October 2025. The remaining 200MW is expected to be energized in phases by the end of Q1 2026.

Management Commentary

“In July, continued deployment of SEALMINERS increased our self-mining hashrate by 35% to 22.3 EH/s and we are well on track to reach 40 EH/s by the end of October 2025,” said Matt Kong, Chief Business Officer at Bitdeer. “For SEALMINER A3, all machine-level validation metrics have met our internal benchmarks, and we are preparing to initiate mass production and commercial launch. Looking ahead, our R&D efforts have now pivoted to the SEAL04, which will be a completely new, next-generation architecture targeting breakthrough efficiency of approximately 5 J/TH at the chip level. We are planning two designs of our SEAL04 to ensure success.”

Mr. Kong continued, “We also made significant progress on our construction projects. During the month, we completed the energization of our 100 MW hydro-cooling conversion in Rockdale, Texas, which now houses our SEALMINER A2 hydro-cooling mining rigs. Further, we energized an additional 159 MWs in Tydal, Norway and Jigmeling Bhutan, bringing our total available electrical capacity to 1,257 MWs globally. Finally, in July, we made progress in our HPC/AI negotiations and have entered into advanced discussions with a development partner regarding our Clarington, Ohio site.”

Production and Operations Summary

Metrics	July 2025	June 2025	July 2024
Total hash rate under management[1] (EH/s)	36.4	30.6	21.2
- Proprietary hash rate	22.5	16.7	8.6
● Self-mining	22.3	16.5	7.5
● Cloud Hash Rate	-	-	1.1
● Delivered but not hashing	0.2	0.2	-
- Hosting	13.9	13.9	12.6
Mining rigs under management	213,000	200,000	212,000
- Self-owned[2]	127,000	114,000	87,000
- Hosted	86,000	86,000	125,000
Bitcoins mined (self-mining only)	282	203	181
Bitcoin held[3]	1,667	1,502	126

1 Total hash rate under management as of July 31, 2025 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

●	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

●	Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

●	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

3 Bitcoins held do not include the Bitcoins from deposits of the customers.

Infrastructure Construction Update

Site / Location	Capacity (MW)		Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563		Online	Completed
- Knoxville, Tennessee	86		Online	Completed
- Wenatchee, Washington	13		Online	Completed
- Molde, Norway	84		Online	Completed
- Tydal, Norway	176		Online	Completed
- Gedu, Bhutan	100		Online	Completed
- Jigmeling, Bhutan	235		Online	Completed
Total electrical capacity	1,257	[5]
Pipeline capacity
- Tydal, Norway	49		In progress	Q3 2025
- Massillon, Ohio	221		In progress	Q1 2026
- Clarington, Ohio	570		In progress	Q2 2027
- Jigmeling, Bhutan	265		In progress	Q3 2025
- Rockdale, Texas	179		In planning	Estimate 2026
- Alberta, Canada	99		In planning	Q4 2026
- Oromia Region, Ethiopia	50		In progress	Q4 2025
Total pipeline capacity	1,433
Total global electrical capacity	2,690

4 Indicative timing. All timing references are to calendar quarters and years.

5 Figures represent total available electrical capacity.

Rockdale, Texas – 100 MW Hydro-cooling conversion has been fully energized.

Tydal, Norway – 175 MW site expansion has commenced energization and the full energization timeline has been adjusted to the end of Q3 2025:

●	126 MW are online.

●	All equipment has been delivered. The remaining 49 MW is expected to be energized by the end of Q3 2025.

Massillon, Ohio – 221 MW site is under construction and the full energization timeline has been adjusted to the end of Q1 2026 due to transformer delivery delays, labor storages and anticipated cold winter months:

●	21MW is expected to be energized by the end of October 2025.

●	The remaining 200MW is expected to be energized in phases by the end of Q1 2026.

Clarington, Ohio – 570 MW available – power and datacenter infrastructure to be completed in Q2 2027.

Jigmeling, Bhutan – 500 MW site has commenced energization and is expected to be fully energized in phases by the end of Q3 2025:

●	235 MW is online.

●	The remaining 265 MW is expected to be energized in phases by the end of Q3 2025.

●	Two 132kV transformers and five 220kV transformers have been energized in June 2025.

●	Delivery of containers and hydro-cooling systems have been completed and are now being installed.

Fox Creek, Alberta – 101 MW site acquired in Alberta, is fully licensed and permitted to construct an on-site natural gas power plant. The project is expected to be energized by the end of Q4 2026.

Oromia Region, Ethiopia – SPA and a turnkey agreement signed for the acquisition and construction of a 50 MW Bitcoin mining project in Ethiopia. The project is expected to be energized in Q4 2025.

Upcoming Conferences and Events

o	September 4, 2025: 5th Annual Needham Virtual Crypto Conference

o	September 8 – 10, 2025: HC Wainwright Global Investment Conference in New York

o	October 7, 2025: CEO Summit in Phoenix

o	November 10 – 12, 2025: Cantor Crypto, AI/Energy Infrastructure Conference in Miami

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Orange Group

Yujia Zhai

bitdeerIR@orangegroupadvisors.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

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